Filed by Telxon Corporation
                        Pursuant to Rule 425 under the Securities Act of 1933
                                     And deemed filed pursuant to Rule 14a-12
                                       Of the Securities Exchange Act of 1934
                                           Subject Company:Telxon Corporation
                                                   Commission File No.0-11402


                TELXON REPORTS SECOND QUARTER FY2001 RESULTS

         CINCINNATI, OHIO, NOVEMBER 2, 2000 - - Telxon Corporation (Nasdaq:
TLXN), a world leader in delivering quality, innovative solutions for mobile information and wireless communications systems, today reported results for its fiscal 2001 second quarter ended September 30, 2000.

         For the quarter ended September 30, 2000, the company reported revenues of $89.5 million, and a net loss of $19.5 million, or $1.11 per share (diluted), as compared to revenues of $96.3 million and net income of $15.0 million, or $.92 per share (diluted), in the year earlier quarter.

         For the six months ended September 30, 2000, the company reported revenues of $175.1 million, and a net loss of $29.7 million, or $1.69 per share (diluted), as compared to revenues of $184.1 million and a net loss of $1.7 million, or $.11 per share (diluted), for the same period last year.

         The above financial results contain certain merger related costs associated with the proposed acquisition of Telxon by Symbol Technologies, Inc. (NYSE: SBL) of Holtsville, NY, which was announced on July 26, 2000. Given the pending acquisition, Telxon will not hold a conference call to discuss its second quarter results.

         Telxon Corporation is a leading global designer and manufacturer of wireless networks for mobile computing solutions and information systems. The company integrates advanced mobile computing and wireless data communication technology with a wide array of peripherals, application-specific software and global customer services for its customers in more than 60 countries around the world. Telxon is the world leader in the installation of wireless networks supporting automotive manufacturing, airport logistics operations and in-store retail information systems. Telxon's global web site address is: www.telxon.com.

         Other than the historical financial information reported above, this news release may contain forward-looking statements that are inherently subject to risks and uncertainties which could cause Telxon's actual results or other future events pertaining to the company to differ materially from the forward-looking statements. The consummation of the proposed acquisition of the company by Symbol is subject to approval by Telxon's stockholders and customary closing conditions. Important factors affecting Telxon's operations and financial performance include, without limitation, the company's ability to gain and maintain market acceptance of its products and the levels of customer acceptance of and demand for those products, general and industry-specific economic conditions, competitive pressures and rapid technological change. Reference should be made to the discussion of these and other factors affecting Telxon's business and results as included from time to time in the company's filings with the Securities and Exchange Commission.

         With respect to the proposed acquisition of the company by Symbol, Telxon stockholders should read the proxy statement/prospectus concerning the transaction that has been filed with the Securities and Exchange Commission and mailed to stockholders. The proxy statement/prospectus contains important information that Telxon stockholders should consider before making any decision regarding the proposed transaction. Stockholders can obtain the proxy statement/prospectus, as well as other information about Symbol and Telxon, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the SEC filings that are incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, from Symbol and Telxon.

         Symbol and certain other persons named below may be deemed to be participants in Telxon's solicitation of proxies from its stockholders to approve the transaction. The participants in such solicitation may include the directors and executive officers of Telxon as listed in Telxon's Annual Report on Form 10-K for its fiscal year ended March 31, 2000, as amended, and the executive officers of Symbol, which, as Symbol has indicated in its press releases regarding the transaction, are listed in Symbol's proxy statement for its 2000 annual meeting, which SEC filings can be obtained, without charge, at the SEC's Internet site (http://www.sec.gov).

         To Telxon's knowledge as of the date of this press release: none of the foregoing participants individually beneficially owns in excess of 5% of Symbol's common shares or 5% of Telxon's common shares; and except as disclosed above, none of the directors or executive officers of Symbol or Telxon has any interest, direct or indirect, by security holdings or otherwise, in Symbol or Telxon.

                                   # # #

For more information:
Alex L. Csiszar
Vice President, Investor and Public Relations
Telxon Corporation
(330) 664-2961
investor@telxon.com


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                                             TELXON CORPORATION AND SUBSIDIARIES
                                       CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                           (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)
                                                         (UNAUDITED)

                                                THREE MONTHS ENDED                     SIX MONTHS ENDED
                                                   SEPTEMBER 30,                        SEPTEMBER 30,
                                            -----------------------------------------------------------
                                              2000            1999              2000             1999
                                            -----------------------------------------------------------
Revenues:

      Product, net                          $68,066         $76,621           $133,598         $144,536
      Customer service, net                  21,425          19,674            41,492            39,584
                                            -----------------------------------------------------------
Total net revenues                           89,491          96,295           175,090           184,120

Cost of revenues:

      Product                                59,259          57,428           106,219          108,297
      Customer service                       13,338          12,078            25,270           24,289
                                            -----------------------------------------------------------
Total cost of revenues                       72,597          69,506           131,489          132,586

Gross profit:

      Product                                 8,807          19,193            27,379           36,239
      Customer service                        8,087           7,596            16,222           15,295
                                             ----------------------------------------------------------
Total gross profit                           16,894          26,789            43,601           51,534

Operating expenses:
      Selling expenses                       19,537          18,235            38,297           36,842
     Product development and engineering
       expenses                               6,370           5,992            12,631           13,142
      General & administrative expenses      17,172          16,114            33,177           27,356
      Transaction costs                       1,622           -                 1,622            -
                                             ----------------------------------------------------------
Total operating expenses                     44,701          40,341            85,727           77,340

Loss from operations                        (27,807)        (13,552)          (42,126)         (25,806)


Interest income                                  39             159               470              415
Interest expense                             (1,755)         (3,559)           (3,424)          (6,801)
                                             ------------------------------------------------------------

Loss before other non-operating
(expense) income and income taxes           (29,523)        (16,952)          (45,080)         (32,192)

Other non-operating (expense) income            (24)         32,650                92           32,467
                                             -----------------------------------------------------------

(Loss) income before income taxes           (29,547)         15,698            (44,988)            275

(Benefit) provision for income taxes        (10,046)            738            (15,296)          2,016
                                             -----------------------------------------------------------

Net (loss) income                           (19,501)         14,960            (29,692)         (1,741)
                                             ===========================================================

Net (loss) income per share:
                   Basic                     $(1.11)         $0.92             $(1.69)          $(0.11)
                   Diluted                   $(1.11)         $0.92             $(1.69)          $0.11)

Average number of common shares
outstanding:
                   Basic                     17,530          16,232            17,522           16,194
                   Diluted                   17,530          16,233            17,522           16,194

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                                     TELXON CORPORATION AND SUBSIDIARIES
                                    CONDENSED CONSOLIDATED BALANCE SHEETS
                                   (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                                    SEPTEMBER 30,          MARCH 31,
                                                                        2000                 2000
                                                                   -------------------------------------
                                                                    (UNAUDITED)
ASSETS
Current assets:
Cash (including cash equivalents of $4,419 and $6,000)            $  6,027                  $ 34,197

Accounts receivable, net of allowances for doubtful
  accounts of $10,351 and $7,116 and sales returns
  and allowances of $6,657 and $5,255                               88,588                    70,831
Notes and other accounts receivable                                  2,384                     4,545
Inventories                                                         86,729                    81,923
Prepaid expenses and other                                          30,070                    29,615
                                                                   -------------------------------------
                  Total current assets
                                                                   213,798                   221,111
Property and equipment, net
                                                                    55,547                    62,067
Investment in marketable securities and related hedge
                                                                   262,256                   321,863
Intangibles and other assets, net
                                                                    28,318                    31,249
                                                                   -------------------------------------
                  Total assets                                    $559,919                  $636,290
                                                                   =====================================

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Capital lease obligations due within one year                     $    241                  $    236
Note Payable                                                        19,000                      -
Accounts payable                                                    43,183                    30,116
Income taxes payable                                                 1,607                    11,039
Accrued liabilities                                                 56,868                    53,771
                                                                   -------------------------------------
                  Total current liabilities                        120,899                    95,162

Capital lease obligations                                              246                       369
Convertible subordinated notes and debentures                      106,913                   106,913
Deferred income taxes                                               79,461                   109,519
Other long-term liabilities                                          1,872                     2,500
                                                                   -------------------------------------
                  Total liabilities                                309,391                   314,463

Stockholders' equity:
Preferred stock, $1.00 par value per share; 500
  shares authorized, none issued                                      -                         -
Common stock, $.01 par value per share; 50,000
  shares authorized, 17,543
  and 17,514 shares issued                                             175                       175
Additional paid-in capital                                         105,799                   105,639
Retained earnings                                                  159,305                   188,998
Note related to the purchase of common stock                        (3,141)                   -
Unearned compensation relating to restricted stock awards              (16)                      (75)
Accumulated other comprehensive (loss) income:
   Foreign currency translation                                     (8,333)                   (6,009)
   Unrealized holding (loss) gain on marketable securities,
        net of deferred taxes of ($2,187) and $21,060               (3,261)                   33,099
                                                                  -------------------------------------
                   Total stockholders' equity                      250,528                   321,827
                                                                  -------------------------------------
Commitments and contingencies                                         -                         -
                                                                  -------------------------------------
                   Total liabilities and stockholders' equity     $559,919                   636,290
                                                                  =====================================


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